Exhibit (g)(3)

Expense Limitation Agreement

September 15, 2017

Board of Trustees

PRISM Multi Strategy Fund

25 Recreation Park Drive, Suite 110

Hingham, MA 02043

Dear Trustees:

You have engaged us to act as the sole investment adviser to the PRISM Multi Strategy Fund (the “Trust”), pursuant to an Investment Advisory Agreement dated as of September 15, 2017

Crow Point Partners, LLC (the “Adviser”) and the Trust’s sub-adviser (together, the “Trust advisers”) are entitled to receive equal reimbursement from the Trust of organizational and offering expenses paid on the Trust’s behalf, either directly or through our affiliates; provided, however, that [the Trust advisers] have agreed to limit the amount of organizational and offering expenses incurred by the Trust to 0.24% of the aggregate proceeds raised in the offer, after payment of selling commissions. Any reimbursements of organizational and offering expenses by the Trust to the Trust advisers will not exceed actual expenses incurred by the Trust advisers or our affiliates, and the Trust advisers are responsible for the payment of the Trust’s cumulative organizational and offering expenses to the extent they exceed 0.24% of the aggregate proceeds raised in the offering, after payment of selling commissions.

Effective from the date hereof until at least December 31, 2018, the Adviser agrees to waive its fees and to pay or absorb the ordinary annual operating expenses of the Trust after the fee waiver and reimbursement (including distribution and servicing fees, but excluding organizational and offering expenses, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, or extraordinary expenses such as litigation), to the extent that they exceed 2.15% of the Trust’s average daily net assets. Such waiver of our fees and payment or absorption of Trust expenses by us is referred to herein as “Trust Reimbursement Payments.”

Additionally, this Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Trust’s Board of Trustees, on 60 days’ written notice to the Adviser.

The Adviser retains its right to receive in future years, on a rolling three-year basis, reimbursement of any Trust Reimbursement Payments paid by the Adviser pursuant to this Expense Limitation Agreement. Notwithstanding the foregoing, the Trust will make repayments to the Adviser only if, and to the extent that, such recoupment does not cause the Trust’s expense ratio to exceed both: (i) the Trust’s expense limitation in place at the time such amounts were waived, and (ii) the Trust’s current expense limitation.

[Signature Pages to Follow]

Yours Very Truly,

CROW POINT PARTNERS, LLC

By:	/s/ Peter DeCaprio
Name: Peter DeCaprio
Title: Chief Executive Officer

ACCEPTANCE:

The foregoing Expense Limitation Agreement is hereby accepted.

PRISM MULTI STRATEGY FUND

By:	/s/ Peter DeCaprio
Name: Peter DeCaprio
Title: President